Exhibit 99.1

HeadHunter Announces the Appointment of Dmitry Sergienkov as Chief Executive Officer

MOSCOW, Russia, 26 January, 2023 – HeadHunter Group PLC (Nasdaq: “HHR”, MOEX: “HHRU”) (“HeadHunter,” “we” or the “Company”) announces the appointment of Dmitry Sergienkov as Chief Executive Officer of the Company (the “CEO”). Mikhail Zhukov, who has led HeadHunter from 2008 to 2023, moves to the position of President of the Company and will keep his seat on its Board of Directors (the “Board”). These changes to HeadHunter's senior management team will take effect on March 1, 2023.

Dmitry Sergienkov, the newly appointed CEO of HeadHunter, has been with the Company since August 2017. Since 2021, he has held the position of Deputy CEO, responsible for the implementation of key areas of the Company's strategy and product development. Prior to that, Dmitry served as HeadHunter's Director of Strategy and Investments and led capital markets projects, including the IPO on Nasdaq in 2019.

Mr. Sergienkov has over 10 years of experience in M&A and capital markets transactions at leading investment banks, both in Russia and globally. He joined HeadHunter from JP Morgan Chase, where he was Vice-President covering telecom, media and technology companies in the EMEA region.

Mikhail Zhukov, who led HeadHunter as CEO for 15 years, will become the President of the Company. In his new role, Mr. Zhukov will be actively involved in managing and developing strategic relationships with key shareholders and governmental authorities. Mr. Zhukov will also be covering risk management, including information security projects. As a member of the Board, Mr. Zhukov will continue to be involved in strategy, management and monitoring of the strategy execution. During his time as CEO of HeadHunter, Mikhail Zhukov was among the top 3 senior executives in the Online Platforms industry in the “Top 1000 Russian Managers” 2019-2021 ratings and was also recognized as "Manager of the Year 2019" by the RBC Awards.

"We value Mikhail’s many years of contribution to the effective management of the Company, which helped HeadHunter evolve from a startup to a public internet company, become a leader in the Russian internet recruiting space and a flagship of HR technologies development," commented Dmitri Krukov, Chairman of the Board of HeadHunter. – “I would like to especially point out Mikhail's dedication and talent for managing teams, as well as implementing HeadHunter's most ambitious projects throughout different periods of the Company’s development. I am confident that Dmitry will preserve and foster all the Company's values acquired during its evolution under Mikhail’s leadership.”

“During his 5 years with HeadHunter, Dmitry Sergienkov has greatly contributed to HeadHunter's strategy execution, gained unique experience in dealing with stakeholders and clients, as well as helped strengthen HeadHunter’s management and overall talent pool," – commented Mikahil Zhukov – “I am confident that Dmitry is the right leader for the Company, possessing all the qualities to move HeadHunter forward towards further success.”

“It is a great honor and responsibility for me to take the lead over one of the most successful internet companies in Russia," – commented Dmitry Sergienkov – “I am grateful to the Board and Mikhail for the opportunity, and to all of our employees for their tremendous support over the years. As a company, we have always been recognized for a relentless focus on the critical aspects of strategy execution, as well as for a unique corporate culture that partners closely with clients in solving their most challenging talent problems. With labor markets around the world in a state of fundamental change, I am convinced that we are uniquely positioned, as one of the largest global players in internet recruiting, to realize all the opportunities that this entails in the new phase of the Company's life."

About HeadHunter Group PLC

HeadHunter is the leading online recruitment platform in Russia and the Commonwealth of Independent States focused on providing comprehensive talent acquisition services, such as access to extensive CV database, job postings (jobs classifieds platform) and a portfolio of value-added services.

Contacts:

Investor Inquiries

Telman Shagants

E-mail: investor@hh.ru

Media Inquiries

Alexander Dzhabarov

E-mail: a.dzhabarov@hh.ru

FORWARD-LOOKING STATEMENTS

This press release contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. All statements contained in this release that do not relate to matters of historical fact should be considered forward-looking statements, including, without limitation, statements regarding our expected financial performance and operational performance, our expectations regarding senior management changes, the potential of the online recruitment market, as well as statements that include the words “expect,” “intend,” “plan,” “believe,” “project,” “forecast,” “estimate,” “may,” “should,” “anticipate” and similar statements of a future or forward-looking nature. These forward-looking statements are based on management’s current expectations. Actual results may differ materially from the results predicted or implied by such statements, and our reported results should not be considered as an indication of future performance. The potential risks and uncertainties that could cause actual results to differ from the results predicted or implied by such statements include, among others, significant competition in our markets, our ability to maintain and enhance our brand, our ability to improve our user experience and product offerings, our ability to respond to industry developments, our reliance on Russian internet infrastructure, macroeconomic and global geopolitical developments affecting the Russian economy or our business, changes in the political, legal and/or regulatory environment, privacy and data protection concerns and our need to expend capital to accommodate the growth of the business, as well as those risks and uncertainties included under the caption “Risk Factors” in our Annual Report on Form 20-F for the year ended December 31, 2021, as such factors may be updated from time to time in our other filings with the U.S. Securities and Exchange Commission (“SEC”), each of which is on file with the SEC and is available on the SEC website at www.sec.gov. In addition, we operate in a very competitive and rapidly changing environment. New risks emerge from time to time. It is not possible for our management to predict all risks, nor can we assess the impact of all factors on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements that we may make. In light of these risks, uncertainties and assumptions, the forward-looking events and circumstances discussed in this release are inherently uncertain and may not occur, and actual results could differ materially and adversely from those anticipated or implied in the forward-looking statements. Accordingly, you should not rely upon forward-looking statements as predictions of future events. In addition, the forward-looking statements made in this release relate only to events or information as of the date on which the statements are made in this release. Except as required by law, we undertake no obligation to update or revise publicly any forward-looking statements, whether as a result of new information, future events or otherwise, after the date on which the statements are made or to reflect the occurrence of unanticipated events.